John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

March 1, 2010 Kimberly Browning U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: Commonwealth International Series Trust (the “Trust”)

Dear Ms. Browning:

On December 29, 2009, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 51 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 51 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment contained the prospectus and statement of additional information for the Commonwealth Japan Fund (the “Japan Fund”), the Commonwealth Australia/New Zealand Fund (the “Australia/New Zealand Fund”), the Commonwealth Global Fund (the “Global Fund”), and the Commonwealth Real Estate Securities Fund (the “Real Estate Fund”), each a series portfolio of the Trust (each a “Fund” and collectively, the “Funds”). The Amendment was filed for the purpose of conforming the Trust’s registration statement to the disclosure requirements of Form N-1A as that form has recently been amended, including those disclosure requirements relating to the presentation of a “summary section” in the Fund’ statutory prospectus.

The Commission staff recently contacted me to provide comments relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing another post-effective amendment to its registration statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of updating the Trust financial information, incorporating modifications to the Funds’ prospectus and statement of additional information in response to the comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

1.	Comment: Confirm that each of the Funds actually invests in international securities, including, in particular, the Real Estate Fund.

Ms. Browning
U.S. Securities and Exchange Commission
March 1, 2010

Response: The Trust confirms that each of the Funds, including the Real Estate Fund, invests in international securities.

2.	Comment: In the fee table for each of the Funds, delete footnote #1.

Response: Footnote #1 of the fee table for each of the Funds has been deleted.

3.
Comment:        Revised footnote #2 to the fee table for each of the Funds to delete the last two lines of that footnote and indicate that the Board of Trustees of the Trust has adopted a resolution under which the Funds will only spend up to 0.25% under the Fund’s Rule 12b-1 plan until March 1, 2011.

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: Revised footnote #3 to the fee table for each of the Funds to make it more concise and delete the last sentence of that footnote.

Response: The Trust has revised the disclosure as you have requested.

5.
Comment:        In the fee table for each of the Funds, except Japan Fund, modify the parenthetical under the line “Annual Fund Operating Expense” to conform to the specific language used in the new Form N-1A. Additionally, modify the penultimate sentence of the lead-in paragraph to the example for each of the Funds to conform to the specific disclosure requirements of the new Form N-1A.

Response: The Trust has revised the disclosures as you have requested.

6.	Comment: In the discussion of the Japan Fund’s principal investment strategies, modify the second sentence in the first paragraph to delete the word “may”.

Response: The Trust has revised the disclosure as you have requested.

7.
Comment:        In the discussion of the Japan Fund’s principal investment strategies, move the language regarding that Fund being able to change its “80% investment strategy” without shareholder approval and on 60 days’ notice to the disclosure in the prospectus given in response to Item 9 of Form N-1A. Additionally, provide additional disclosure in the portion of the prospectus responding to Item 9 that indicates that the 80% test is applied to net assets, plus the amount of borrowings for investment purposes.

Response:        The Trust has deleted the disclosure in the summary as you have requested. The Trust already had disclosure regarding how the 80% investment strategy is measured in response to Item 9 in the prospectus as you have requested.

8.
Comment:        In the principal investment strategies discussion for each of the Funds, clarify the disclosure regarding investments in debt securities: the current disclosure is unclear in that a Fund may be able to purchase a debt security that is rated below Baa3 by Moody’s or BBB- by S&P as long as the issuer has at least one issuance that is rated Baa3 by Moody’s or BBB- by S&P. If, on the other hand, the

Ms. Browning
U.S. Securities and Exchange Commission
March 1, 2010

intent of the disclosure is to allow investment in securities that are rated below Baa3 by Moody’s or BBB- by S&P, please add clarifying disclosure.

Response: The Trust has added disclosure indicating that it may only invest in debt securities that are rated, at the time of purchase, as Baa3 or better by Moody’s or BBB- by S&P.

9.
Comment:        The staff of the Securities and Exchange Commission considers securities rated as described in comment #8 to be lower rated and thus there should be additional disclosure in the principal risks section for each Fund that describes the credit risks that may be associated with such debt securities.

Response: The Trust has added additional disclosure to the principal risks section of each Fund regarding credit risks.

10.	Comment: In the principal strategies section of each of the Funds, disclose whether the Funds are limited in any manner by the capitalization of issuers in which they may invest.

Response: The Trust has added disclosure in the principal investment strategies section of each Fund to indicate that each Fund may invest without regard to market capitalization.

11.
Comment:        In the principal risks section of the Japan Fund and the Australia/New Zealand Fund, add a country risk disclosure. Also verify that the risks described in the sixth paragraph of the principal risks for the Japan Fund are, in fact, applicable to that Fund.

Response:        The Trust has added the risks disclosure to the principal risks sections of the Japan Fund and the Australia/New Zealand Fund that you have requested. Additionally, the Trust hereby confirms that the risks described in the sixth paragraph of the principal risks section for the Japan Fund is applicable to that Fund.

12.	Comment: Confirm that the disclosure under the header “Abusive Trading Activities” in the principal risks section for each Fund is, in fact, a principal risk of the Funds.

Response: The Trust confirms that the disclosure under the header “Abusive Trading Activities” in the principal risks section for each Fund does, in fact, describe a principal risk of the Funds

13.
Comment:        Conform the disclosure for the lead-in paragraph of the section, “Fund’s Past Performance” for each Fund to the requirements of the new Form N-1A. Additionally, if the after-tax returns for a Fund exceed the before tax returns, the Fund may provide disclosure as to the reason for this circumstance; however, a fund may not include disclosure unless this, in fact, is the circumstance.

Response:        The Trust has conformed the disclosure for each Fund as you have requested and it has deleted (for each Fund) the last sentence of the lead-in paragraph regarding after-tax returns exceeding before tax returns.

Ms. Browning
U.S. Securities and Exchange Commission
March 1, 2010

14.	Comment: Delete descriptions of the Funds’ primary benchmark. The Funds may include a description of the secondary benchmarks.

Response: The Trust deleted the descriptions of each Fund’s primary benchmark.

15.	Comment: Change the header, “Investment Adviser” to “Management”. Also, change the disclosure under this header to read, “FCA Corp is the investment adviser to the [ ] Fund.”

Response: The Trust has revised the disclosure as you have requested.

16.	Comment: Double check the accuracy of the cross-reference to the section “Dividends, Distributions and Taxes”.

Response: The Trust will verify the accuracy of this cross-reference.

17.	Comment: In the bar chart for the Australia/New Zealand Fund, delete the asterisk/footnote.

Response: The Trust has revised the disclosure as you have requested.

18.	Comment: Add disclosure to the Global Fund to the effect that under ordinary circumstances, it will invests at least 40% of its assets in foreign securities and define what foreign securities are.

Response: The Trust has revised the disclosure as you have requested.

19.
Comment:        In the current footnote #3 to the Fee Table for the Real Estate Securities Fund, add an exclusion for REITs in the second sentence to clarify that the fees and expenses of REITS are not included in acquired fund fees and expenses line item.

Response: The Trust has revised the disclosure as you have requested.

20.	Comment: Disclose in the principal strategies of the Real Estate Securities Fund whether the REITs in which that Fund may invest are commercial and/or residential.

Response: The Trust has added disclosure to make this clarification.

21.	Comment: Disclose the extent to which the Funds may engage in securities lending in the “General Information” section of the prospectus

Response: The Trust has added disclosure to indicate that the Funds may not lend portfolio securities in an amount that is more than 5% of their net assets

22.	Comment: Delete the first footnote under the performance table for the Real Estate Securities Fund.

Response: The Trust has modified the disclosure as you have requested.

Ms. Browning
U.S. Securities and Exchange Commission
March 1, 2010

23.	Comment: In the section of the prospectus describing the Funds ability to effectuate redemptions in kind, indicate, if accurate, that the Funds will satisfy such redemptions with liquid securities.

Response:        The Trust has revised the disclosure to indicate that it will only satisfy redemptions in kind with liquid securities or in any other manner that is consistent with guidance from the Securities and Exchange Commission or its staff.

Statement of Additional Information

24.
Comment:        Please provide additional disclosure describing what the Funds do with their cash collateral from securities lending activities and what the Funds would do in the event they were unable to recall lent securities.

Response: The Trust has added disclosure to address your comment.

25.	Comment: In the disclosure following the description of the Funds’ policy on concentration, change the phrase “more than 25%” to “25% or more”.

Response: The Trust has revised the disclosure as you have requested.

26.
Comment:        In the non-fundamental policy on illiquid securities, revise the disclosure to indicate that the Funds will not hold more than 15% in illiquid securities or if they will invest up to 15% in illiquid securities, then disclose what the Funds will do once they pass that threshold.

Response:        The Trust has added disclosure clarifying that if a Fund invests up to 15% in illiquid securities and as a result of external circumstances beyond the Fund’s control its holdings in the Fund exceed that threshold, all future purchases will be made toward coming back within that threshold.

Ms. Browning
U.S. Securities and Exchange Commission
March 1, 2010

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

JHL
cc:	John Akard
Jack Ewing
Kathleen Kelly
Robert W. Scharar